Exhibit 99.2

Grande Group Limited Announces Financial Results for the First Half of Fiscal Year 2026

Hong Kong, December 12, 2025 (GLOBE NEWSWIRE) -- GRANDE GROUP LIMITED (“GRAN” or the “Company”) (Nasdaq: GRAN), a Hong Kong-based financial services provider which principally engages in the provision of corporate finance advisory services and IPO sponsor services through its Hong Kong subsidiary, Grande Capital Limited, today announced its unaudited financial results for the six months ended September 30, 2025 (“First Half 2026”).

First Half of Fiscal Year 2026 Financial Results

	For the Six Months Ended September 30,
Selected Unaudited Interim Condensed Consolidated Statements of Income Data	2025 USD	2024 USD	Change %
Revenue	293,929	1,750,043	(83.2)
Cost of revenue	336,543	499,092	(32.6)
General and administrative expenses	1,158,751	716,183	61.8
Unrealized loss on equity security	370,666	—	N/A
Provision for income taxes	—	97,248	(100.0)
Net (loss) income	(1,481,318)	442,832	(434.5)
(Loss) income per share - basic and diluted	(0.06)	0.04	(250.0)

Revenues

Revenues decreased by 83.2% from $1,750,043 for the six months ended September 30, 2024 to $293,929 for the six months ended September 30, 2025. The decrease was primarily due to decrease in our initial public offering (“IPO”) sponsorship services, referral services, general advisory services, independent financial advisory services and compliance advisory services.

●	Revenues from IPO sponsorship services was $52,083 in the six months ended September 30, 2025, compared to $234,686 in the six months ended September 30, 2024. This decrease was primarily due to fewer milestone achievements in the First half 2026 for a continuing IPO engagement with the same client, as revenue from such services is recognized only upon the completion of specific listing-related milestones.

●	Revenues from referral services was $nil in the six months ended September 30, 2025, compared to $568,978 in the six months ended September 30, 2024. The decrease was primarily due to the Company had no referral arrangement requiring the introduction of other professional parties in which we may obtain referral fees. Such referral fee is generally based on a percentage of the fee charged by our clients in the particular fund-raising exercises.

●	Revenues from general advisory services, independent financial advisory services and compliance advisory services were $241,846 in the six months ended September 30, 2025, compared to $946,379 in the six months ended September 30, 2024. The decrease was primarily due to a lower number of advisory engagements and slower progress in ongoing projects, which resulted in fewer achievement of milestones and recognized as revenue during the First Half 2026.

Cost of revenue

Our cost of revenue decreased by $162,549, or 32.57%, from $499,092 for the six months ended September 30, 2024 to $336,543 for the six months ended September 30, 2025. This decrease was mainly attributable to decrease in staff costs and project related costs. The decrease in staff costs in First Half 2026 was due to a reduction in the number of staff, with a headcount of 9 as of September 30, 2025, compared to 10 as of September 30, 2024.

General and administrative expenses

General and administrative expenses were approximately 394.2% and 40.9% of total revenue in the six months ended September 30, 2025 and the six months ended September 30, 2024 respectively. General and administrative expenses are mainly management and office salaries and employee benefits, depreciation of office equipment and leasehold improvement, operating lease cost, transportation and entertainment and other office expenses. The general and administrative expenses increased by approximately $0.4 million or 61.8% from $0.7 million in the six months ended September 30, 2024 to $1.2 million in the six months ended September 30, 2025, mainly due to discretionary one-time bonuses payable to employees in administrative functions and higher traveling and entertainment expenses for client acquisition purposes.

Unrealized loss on equity security

During the six months ended September 30, 2025, the Company recognized an unrealized loss on equity security of $370,666 (2024: nil). This loss stems from its beneficial ownership in a publicly-traded company via an external investment arrangement, measured at fair value using quoted market prices.

Provision for income taxes

Our income tax expense changed from $97,248 for the six months ended September 30, 2024 to $nil for the six months ended September 30, 2025. Such change was attributable to the shift from net profit before provision for income taxes in the 2024 period to a net loss before provision for income taxes in the 2025 period, resulting in no current tax obligation for the interim period.

Net loss

Our net loss was $1,481,318 for the six months ended September 30, 2025, a marked shift from net income of $442,832 for the six months ended September 30, 2024. Such change was the result of the combination of a substantial 83.20% decline in revenue, a $370,666 unrealized loss on equity securities, a 61.80% increase in general and administrative expenses, and a partial offset from a 32.57% reduction in cost of revenue.

Cash Flows

The table below sets forth a summary of our cash flows for the six months ended September 30, 2025 and 2024:

	For the Six Months Ended September 30,
	2025	2024
	USD	USD
Net cash provided by operating activities	264,397	331,322
Net cash used in investing activities	(550,000)	—
Net cash provided by (used in) financing activities	9,696,399	(1,010,715)

Net increase (decrease) in cash and cash equivalents	9,410,796	(679,393)

Net cash provided by operating activities was $264,397 in the six months ended September 30, 2025, compared to $331,322 in the six months ended September 30, 2024. This decrease was mainly due to the swing from net income to net loss in the First Half 2026, partially offset by non-cash items including the $370,666 unrealized loss on equity security, depreciation, and operating lease right-of-use asset amortization. Changes in operating assets and liabilities also had a negative impact on operating activities for the First Half 2026. These impacts include favorable cash inflows attributable to movements in accounts receivable and contract assets, partially offset by cash outflows associated with accrued expenses, lease liabilities and income tax payable.

Net cash used in investing activities was $550,000 for the six months ended September 30, 2025, compared to no cash outflow from investing activities in the 2024 comparable period. This change was entirely attributable to the Company’s $550,000 investment in equity security during the First Half 2026.

Net cash provided by financing activities was $9,696,399 for the six months ended September 30, 2025, a substantial reversal from net cash used in financing activities of $1,010,715 for the six months ended September 30, 2024. This dramatic shift was primarily driven by the $9,778,479 in net proceeds from the Company’s IPO and a $314,101 contribution from a non-controlling shareholder of a subsidiary during the First Half 2026, neither of which had a corresponding amount in 2024. These significant cash inflows were partially offset by $396,181 in payments of offering costs related to the IPO.

Recent Events

Initial Public Offering and over-allotment option

On July 2, 2025, the Company closed its initial public offering of 1,875,000 Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares), priced at $5.00 per share. Subsequently, the underwriter exercised its Over-allotment option in full, resulting in the issuance of an additional 281,250 Class A Ordinary Shares at the same offering price. The gross proceeds received from the Company’s initial public offering and the proceeds from the sale of the over-allotment shares, totaled $10.78 million. The Class A Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “GRAN” on July 1, 2025.

Acquisition of Proplus Company Limited

On October 1, 2025, Grande Group has entered into a Sale and Purchase Agreement with United One Global Limited (the “Seller”). Pursuant to the SPA, Grande Group agreed to acquire 100% of the equity interest in Proplus Company Limited (the “Target Company”) from the Seller, the then sole shareholder of the Target Company, for consideration consisting of a cash payment in the amount of HK$78,000,000 (approximately $10,000,000) in cash, subject to certain terms. Through its wholly-owned subsidiaries, Harvest Group Limited and Shenzhen Zhenjing Investment Consulting Co., Ltd., the Target Company principally engaged in supplying course materials.

About Grande Group Limited

Through its Hong Kong subsidiary, Grande Capital Limited, Grande Group Limited is a Hong Kong-based financial services provider which principally engages in the provision of corporate finance advisory services and IPO sponsor services. Grande Capital Limited is licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to engage in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in Hong Kong. For more information, please visit: https://grande-capital.com/

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Grande Group Limited

Investor Relations
Email: ir@grande-capital.com

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